Exhibit 99.5

EXARO ENERGY III LLC
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2013 AND 2012

EXARO ENERGY III LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2013 AND 2012

C O N T E N T S

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EXARO ENERGY III LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	December 31,
	2013	2012
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$21,334,744	$11,270,707
Accounts receivable	8,672,500	3,090,371
Derivative assets	222,226	—
Prepaid expenses	45,470	16,326
Due from related parties	9,080	—
TOTAL CURRENT ASSETS	30,284,020	14,377,404

PROPERTY AND EQUIPMENT
Oil and gas properties - successful efforts method of
accounting	200,433,570	58,030,611
Furniture, fixtures and equipment	165,987	22,295
	200,599,557	58,052,906
Less: accumulated depreciation, depletion and amortization	(18,372,901)	(2,343,443)
NET PROPERTY AND EQUIPMENT	182,226,656	55,709,463

OTHER ASSETS
Restricted cash	8,731,945	40,013,862
Deferred loan costs, net of accumulated amortization
of $58,539 and $39,700, respectively	995,188	595,350
Derivatives deposit	100,000	4,290,000
Other	7,512	—
TOTAL OTHER ASSETS	9,834,645	44,899,212

TOTAL ASSETS	$222,345,321	$114,986,079

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$13,699,905	$14,383,698
Derivative liabilities	—	3,090,265
Due to related party	—	180,138
Interest payable	17,084	20,060
TOTAL CURRENT LIABILITIES	13,716,989	17,674,161

LONG-TERM DEBT	70,000,000	8,000,000

ASSET RETIREMENT OBLIGATIONS	868,590	296,590

DEFERRED RENT	54,339	—

TOTAL LIABILITIES	84,639,918	25,970,751

COMMITMENTS AND CONTINGENCIES

MEMBERS' EQUITY	137,705,403	89,015,328

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$222,345,321	$114,986,079

See accompanying notes to consolidated financial statements.

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EXARO ENERGY III LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

		Period from
		Inception
		(March 19, 2012)
	Year Ended	through
	December 31,	December 31,
	2013	2012
REVENUES
Oil and natural gas sales:
Oil	$11,621,116	$1,993,089
Natural gas	39,299,402	5,148,746
Liquids	1,777,304	372,416
Total oil and natural gas sales	52,697,822	7,514,251

Realized loss on derivatives	(3,856,522)	(178,500)
Unrealized gain (loss) on derivatives	3,312,491	(3,090,265)
TOTAL REVENUES	52,153,791	4,245,486

OPERATING EXPENSES
Lease operating	8,831,273	1,105,330
Production taxes	6,353,805	906,254
Workovers	859,326	23,650
Geological and geophysical	91,345	—
Depreciation, depletion and amortization	16,018,267	2,343,443
Accretion	40,000	6,600
General and administrative	3,294,072	2,872,194
TOTAL OPERATING EXPENSES	35,488,088	7,257,471

INCOME (LOSS) FROM OPERATIONS	16,665,703	(3,011,985)

OTHER (EXPENSE) INCOME
Interest income	27,968	84,573
Interest expense	(3,564,022)	(59,760)
Total other (expense) income	(3,536,054)	24,813

NET INCOME (LOSS)	$13,129,649	$(2,987,172)

See accompanying notes to consolidated financial statements.

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EXARO ENERGY III LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS  OF CHANGES IN MEMBERS’ EQUITY (UNAUDITED)

YEAR ENDED DECEMBER 31, 2013 AND PERIOD FROM INCEPTION

(MARCH 19, 2012) THROUGH DECEMBER 31, 2012

	Members'	Notes
	Equity	Receivable	Total

Balance at Inception (March 19, 2012)	$—	$—	$—

Contributions	92,560,000	(557,500)	92,002,500

Net loss	(2,987,172)	—	(2,987,172)

Balance at December 31, 2012	89,572,828	(557,500)	89,015,328

Contributions	35,359,107	—	35,359,107

Contribution of net assets	71,319	—	71,319

Collections on note receivable	—	130,000	130,000

Net income	13,129,649	—	13,129,649

Balance at December 31, 2013	$138,132,903	$(427,500)	$137,705,403

See accompanying notes to consolidated financial statements.

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EXARO ENERGY III LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Period from
		Inception
		(March 19, 2012)
	Year Ended	through
	December 31,	December 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$13,129,649	$(2,987,172)
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:
Depreciation, depletion and amortization	16,018,267	2,343,443
Amortization of deferred loan costs to interest expense	1,433,890	39,700
Accretion	40,000	6,600
Unrealized (gain) loss on derivatives	(3,312,491)	3,090,265
Changes in operating assets and liabilities:
Accounts receivable	(5,582,129)	(3,090,371)
Due from related parties	(9,080)	—
Prepaid expenses	(28,860)	(16,326)
Other assets	(7,512)	—
Accounts payable and accrued liabilities	823,128	331,734
Deferred rent	54,339	—
Interest payable	(2,976)	20,060
Due to related party	(197,728)	180,138
Derivatives deposit	4,190,000	(4,290,000)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	26,548,497	(4,371,929)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures - oil and gas properties	(143,386,450)	(43,688,657)
Capital expenditures - furniture, fixtures and equipment	(35,306)	(22,295)
Decrease (increase) in restricted cash	31,281,917	(40,013,862)
NET CASH USED IN INVESTING ACTIVITIES	(112,139,839)	(83,724,814)

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions	35,359,107	92,002,500
Proceeds from borrowings on long-term debt	122,000,000	8,000,000
Payment of principal balance on long-term debt	(60,000,000)	—
Collections on notes receivable	130,000	—
Payments for deferred loan costs	(1,833,728)	(635,050)
NET CASH PROVIDED BY FINANCING ACTIVITIES	95,655,379	99,367,450

NET INCREASE IN CASH AND CASH EQUIVALENTS	10,064,037	11,270,707
CASH AND CASH EQUIVALENTS, beginning of period	11,270,707	—
CASH AND CASH EQUIVALENTS, end of period	$21,334,744	$11,270,707

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$1,720,008	$—

NON CASH INVESTING AND FINANCING ACTIVITIES
Establishment of asset retirement obligations	$532,000	$289,990
Property and equipment financed by accounts payable and
accrued liabilities	$(1,506,921)	$14,051,964
Note receivable for contributions	$—	$557,500
Contribution of net assets	$71,319	$—

See accompanying notes to consolidated financial statements.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2013 AND 2012

NOTE A - NATURE OF BUSINESS

Exaro Energy III LLC and Subsidiaries (the “Company”) is a privately-held Delaware Limited Liability Company headquartered in Houston, Texas with offices in Denver, Colorado. The Company was formed on March 19, 2012 to pursue oil and gas exploration and production opportunities.

On April 1, 2012, the Company entered into its initial project, an Earning and Development Agreement (the “Development Agreement”) between the Company and Encana Oil & Gas (USA) Inc. (“Encana”) relating to a development drilling program within a defined area of Encana’s Jonah Field asset located in Sublette County, Wyoming. Under the terms of the Development Agreement, the Company has agreed to fund up to $380,000,000 towards the costs of drilling, completing, and plugging and abandonment of wells to be drilled in the defined area of the Jonah Field. The Company will receive up to 32.5% of Encana’s working interest in the wells drilled and funded under the agreement as well as in Encana’s existing producing wells and leases in the defined area.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Exaro Energy III LLC and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable: Accounts receivable at December 31, 2013 and 2012 primarily consists of revenue receivables.

Property and Equipment: The Company uses the successful efforts method of accounting for oil and gas operations. Under this method of accounting, costs to acquire oil and gas properties, to drill and equip development wells, including development dry holes, and to drill and equip exploratory wells that find proved reserves are capitalized. The Company capitalizes interest, if debt is outstanding, on expenditures for significant development projects until such projects are ready for their intended use. Depreciation, depletion and amortization of capitalized costs for producing oil and gas properties (excluding wells-in-progress) is provided using the unit-of-production method based on estimates of proved oil and gas reserves on a field-by-field basis. Costs of significant nonproducing properties, wells in the process of being drilled and development projects are excluded from depletion until such time as the related project is developed and proved reserves are established or impairment is determined.

The costs of unproved leaseholds and mineral interests are capitalized pending the results of exploration efforts. In addition, unproved leasehold costs are assessed periodically, on a property-by-property basis, and a loss is recognized to the extent, if any, for the cost of the property that has been impaired. This impairment will generally be based on geophysical and geological data. As unproved leaseholds are determined to be productive, the related costs are transferred to proved leaseholds. The costs associated with unproved leaseholds and mineral interests that have been allowed to expire are charged to exploration costs on the consolidated statements of operations.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2013 AND 2012

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exploration costs, including exploratory dry holes, annual delay rentals and geological and geophysical costs are charged to expense when incurred.

Proceeds from the sales of individual properties and the capitalized costs of individual properties sold or abandoned are credited and charged, respectively, to accumulated depletion and depreciation. Generally, no gain or loss is recognized until the entire amortization base is sold. However, gain or loss is recognized from the sale of less than an entire amortization base if the disposition is significant enough to materially impact the depletion rate of the remaining properties in the amortization base.

The Company evaluates impairment of its oil and gas properties in accordance with guidance issued by the Financial Accounting Standards Board (“FASB”) in accounting for the impairment or disposal of long-lived assets. This standard requires that long-lived assets that are held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is determined that an asset’s estimated future net cash flows will not be sufficient to recover its carrying amount, an impairment charge must be recorded to reduce the carrying amount of the asset to its estimated fair value. Fair value is determined by reference to the present value of estimated future net cash flows of such properties.

Other property and equipment is stated at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is reflected in the results of operations for the period.

Derivative Financial Instruments: Financial derivatives are used as part of the Company’s overall risk management strategy in order to reduce the effects of price fluctuations on anticipated future sales of natural gas. At December 31, 2013, the Company had several open positions on natural gas commodity swaps. As of December 31, 2013, the total notional amount of the derivative instruments was 3,908,800mmbtu, all of which will effectively terminate on or before December 31, 2014.

In accordance with FASB Accounting Standards Codification (“ASC”) 815-30, Derivatives and Hedging, as amended, all derivative instruments are measured periodically and at year end and are recorded on the consolidated balance sheet at fair value. Derivative contracts that are designated as part of a qualifying cash flow hedge, per the requirements of FASB ASC 815-30, are granted hedge accounting thereby allowing the Company to treat the effective changes in the fair value of the derivative instrument in accumulated other comprehensive income, while recording the ineffective portion as an adjustment to unrealized gain (loss). Derivative contracts that are not designated as part of a valid qualifying hedge or fail to meet the requirements of the pronouncement as a highly effective hedge, are treated by recording the changes in the fair value from period to period, through earnings. The amounts paid or received upon each monthly settlement, are recorded as derivative gain (loss) with the offset recorded to cash. These monthly settlements are included in total revenues on the Company’s statements of operations.

The Company elected not to designate any of its derivative contracts as qualifying hedges for financial reporting purposes, therefore all of the derivative instruments are categorized as standalone derivatives and are being marked-to-market with unrealized gains and losses recorded in the consolidated statements of operations.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2013 AND 2012

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) At December 31, 2013, the following contracts were outstanding:

		Average
Period	Volume	Contract Price	Asset

Natural Gas	MMBTU

Swap - Sell

1/1/2014 - 12/31/2014	3,908,800	4.01	$222,226

The following table summarizes the fair value and classification of the Company’s derivative instruments, all of which have not been designated as hedging instruments under FASB ASC 815:

		Fair Value at December 31,
	Balance Sheet Location	2013	2012

Natural gas swaps	Derivative assets	$222,226	$—

	Derivative liabilities	$—	$3,090,265

The following table summarizes the effect of the Company’s derivative instruments in the consolidated statements of operations:

				Period from
				Inception
				(March 19, 2012)
Derivatives Not Designated			Year Ended	through
as Hedging Instruments	Location of	Classification	December 31,	December 31,
Under ASC 815	Gain (Loss)	of Gain (Loss)	2013	2012

Natural gas swaps	Realized gain (loss) on
	derivatives	Realized	$(3,856,522)	$(178,500)
Total realized gain (loss) from
derivatives not designated as hedges			(3,856,522)	(178,500)

Natural gas swaps	Unrealized gain (loss)
	on derivatives	Unrealized	3,312,491	(3,090,265)

			$(544,031)	$(3,268,765)

Depreciation and Amortization: Other property and equipment is depreciated using the straight-line method over the estimated useful lives typically ranging from 3 to 7 years. Depreciation expense amounted to $51,267 and $300 in 2013 and 2012, respectively.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2013 AND 2012

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition: The Company recognizes oil and gas revenues from its interests in oil and natural gas producing activities as hydrocarbons are produced and sold.

Income Taxes: A limited liability company is not subject to the payment of federal income taxes as components of its income and expenses flow through directly to the members. Accordingly, no provision for federal income taxes has been reflected in these consolidated financial statements. However, the Company may be subject to certain state income taxes.

The Company follows guidance issued by the FASB regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of it being a limited liability company pass-through entity. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefits of this income tax position (no income tax expense or liability) have been recognized for the year ended December 31, 2013 and the period from inception (March 19, 2012) through December 31, 2012.

The Company records income tax related interest and penalties as component of the provision for income tax expense. No interest and penalties were recognized in the statements of operations for 2013 and 2012.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

None of the Company’s federal or state income tax returns are currently under examination by the Internal Revenue Service (“IRS”) or state authorities. However, fiscal year 2012 forward remain subject to examination by the IRS and respective states.

Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions that, in the opinion of management of the Company, are significant include oil and natural gas reserves, amortization relating to oil and natural gas properties and asset retirement obligations. The Company evaluates its estimates and assumptions on a regular basis. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. In addition, alternatives can exist among various accounting methods. In such cases, the choice of accounting method can have a significant impact on reported amounts.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2013 AND 2012

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: The Company maintains cash balances at financial institutions in the United States of America, which exceed federally insured amounts. The Company has not experienced any losses in such accounts. Additionally, the Company’s accounts receivable are from one entity.

Asset Retirement Obligations: The Company follows ASC 410, Asset Retirement and Environmental Obligations. ASC 410 requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which a legal obligation is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO is depreciated such that the cost of ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit- adjusted risk-free interest rate.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance.

The following table is a reconciliation of the asset retirement obligations:

Asset retirement obligations, inception (March 19, 2012)	$—

Liabilities incurred	289,990
Liabilities settled	—
Accretion expense	6,600
Revisions in estimated liabilities	—

Asset retirement obligation, December 31, 2012	296,590

Liabilities incurred	532,000
Liabilities settled	—
Accretion expense	40,000
Revisions in estimated liabilities	—

Asset retirement obligation, December 31, 2013	$868,590

Escrow Deposit: Under the original terms of the Development Agreement, the Company was required to maintain $40,000,000 in an escrow deposit to fund future capital expenditures. The Development Agreement was amended and the escrow deposit was reduced to $20,000,000 on September 27, 2013 after the Company had drilled and completed 52 “Net Earning Wells”. A Net Earning Well is defined in the Development Agreement as a well in which the Encana Existing Interest is One Hundred Percent (100%) or in cases where Encana owns less than a 100% working interest, then multiple wells together with the Encana Existing Interests adding up to 100%.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2013 AND 2012

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The balance in the escrow account at December 31, 2013 was $8,731,945 due to a withdrawal from the account made by Encana on December 31, 2013. On January 2, 2014, the escrow account was replenished to the required $20 million balance.

Deferred Loan Costs: Deferred loan costs are capitalized and amortized over the term of the loan which approximates the interest method. Amortization of deferred loan costs is included in interest expense.

NOTE C - OIL AND GAS OPERATIONS

Capitalized costs related to the Company’s producing activities and the related amounts of accumulated depreciation, depletion, and amortization are as follows:

	December 31,
	2013	2012
Oil and gas properties
Proved	$185,632,036	$49,998,979
Wells in progress	14,801,534	8,031,632
	200,433,570	58,030,611
Less: accumulated depreciation, depletion
and amortization	(18,310,443)	(2,343,143)

Net property costs	$182,123,127	$55,687,468

Depreciation, depletion and amortization expense for oil and gas properties was $15,967,000 and $2,343,143 in 2013 and 2012, respectively.

NOTE D - FAIR VALUE DISCLOSURE

The Company follows FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The implementation of FASB ASC 820 did not cause a change in the method of calculating fair value of assets or liabilities, with the exception of incorporating a measure of the Company’s own credit risk or that of its counterparties as appropriate, which was not material. The primary impact from adoption was additional disclosures.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2013 AND 2012

NOTE D - FAIR VALUE DISCLOSURE (Continued)

FASB ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The following table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Current assets -
Derivative contracts	$—	$222,226	$—	$222,226

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Current liabilities -
Derivative contracts	$—	$3,090,265	$—	$3,090,265

NOTE E - MEMBERS’ EQUITY

As of December 31, 2013, the members have contributed $127,822,500 to the Company. The remaining commitment, excluding the notes receivable, still to be received at December 31, 2013 is $55,000,000. The balance on the notes receivable for contributions is $427,500 and $557,500 at December 31, 2013 and 2012, respectively.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2013 AND 2012

NOTE F - LONG-TERM DEBT

Effective September 26, 2013, the Company paid off the $60,000,000 in outstanding loans against the credit agreement dated August 10, 2012 with Wells Fargo Energy Capital, Inc. The Company replaced the August 10, 2012 agreement with two new credit agreements dated September 26, 2013.

The Senior Loan Credit Agreement, expiring September 26, 2017, is with Wells Fargo Bank, National Association and has a maximum credit amount of $300,000,000. At December 31, 2013, the amount of credit available under the agreement was $100,000,000 of which the Company had borrowed $50,000,000. The Second Lien Credit Agreement, expiring March 26, 2018, is with Wells Fargo Energy Capital, Inc. and had a commitment of $20,000,000, all of which the Company had borrowed at December 31, 2013. These credit facilities are secured by the oil and gas properties and other security interests of the Company. The credit facilities bear interest at varying rates based on the London Interbank Offered (“LIBO”) rate or an Alternate Base Rate (“ABR”) in effect on the date of the borrowing plus an applicable margin ranging from 1-7% (2.5% on the Senior Loan and 7% on the Second Lien borrowings outstanding at December 31, 2013). The credit agreements contain financial and nonfinancial covenants. The Company was in compliance with the covenants at December 31, 2013. At December 31, 2013, the Company had outstanding borrowings of $70,000,000.

Subsequent to December 31, 2013, the Company borrowed an additional $15,000,000 against the Senior Loan Credit Agreement.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company leases office space and certain other equipment under non-cancelable lease agreements expiring from March 2015 through September 2018, which are accounted for as operating leases. At December 31, 2013, the Company’s future minimum payments under the agreements are as follows:

Year Ending December 31,

2014	$198,800
2015	166,500
2016	145,100
2017	148,400
2018	113,100

$771,900

Rent expense amounted to approximately $103,000 in 2013 and $29,000 in 2012.

The Company is subject to contingencies in the ordinary course of business. Management evaluates these contingencies and does not believe the disposition of such matters will have a material effect on the financial position, results of operations or cash flows of the Company.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2013 AND 2012

NOTE H - MANAGEMENT INCENTIVE UNITS

The Company has a Management Incentive Plan (the “Incentive Plan”) to award management incentive units (“MIUs”) to key employees and independent contractors of the Company, its Subsidiaries and Affiliates. The Incentive Plan is administered by the Company’s Board of Managers (the “Board”) and is subject to termination, at any time, as determined by the Board. The maximum number of authorized MIUs under the Plan is 1,000,000. As of December 31, 2013, 650,000 MIUs have been issued. These MIUs vest in accordance with the terms of the Incentive Plan.

NOTE I - RELATED PARTY TRANSACTIONS

During 2012, Exaro Energy III, LLC (Exaro III”) was a party to the Services Agreement by and between the Company, Exaro Energy Services, LLC and Exaro Energy II, LLC (“Exaro II”) dated March 31, 2012 (“Services Agreement”). Under the Services Agreement, Exaro III engaged Exaro Energy Services, LLC (“Administrative Agent”) to supervise, administer and manage the business affairs and operations of the Company. As compensation, Exaro III agreed to pay to the Administrative Agent a monthly fee equal to the sum of (i) all of the direct costs incurred for Exaro III by the Administrative Agent in the prior month, and (ii) one-half of the shared costs incurred costs incurred by the Administrative Agent in the prior month. The shared costs are those costs incurred by the Administrative Agent for the benefit of Exaro III and Exaro II. The total amount of direct costs and shared costs paid to the Administrative Agent by Exaro III in 2012 was $1,161,626.

On December 31, 2012, Exaro III exercised its option under Section 7.01 of the Services Agreement to purchase or otherwise acquire from Exaro II: (a) 100% of the outstanding equity interests in the Administrative Agent at a purchase price equal to $100 and (b) 100% of the outstanding equity interests in Exaro Energy Inc. at a purchase price equal to $100. Exaro Energy Inc. owns a 1% interest in the Administrative Agent.

NOTE J - SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring after the balance sheet date, for either recognition or disclosure, through February 28, 2014 which is the date these consolidated financial statements were available for issuance.

There were no items to be recognized or disclosed other than items disclosed in Notes E and F.

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